Report of Independent Registered Public
Accounting Firm

The Board of Directors of
BNY Mellon Alcentra Global Multi-Strategy Credit Fund,
Inc.:

We have examined managements assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that BNY Mellon Alcentra Global
Multi-Strategy Credit Fund, Inc., (the Fund), a sole series of BNY Mellon Alcentra Global Multi-Strategy Credit
Fund, Inc. complied with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company
Act of 1940 (the Act) as of August 31, 2019 Management is responsible for its assertion about the Funds compliance with hose requirements of subsections (b) and (c) of Rule
17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination

Our examination was conducted in accordance with
attestation standards established by the American Institute
of Certified Public Accountants. Those standards require
that we plan and perform the examination to obtain
reasonable assurance about whether managements assertion
about compliance with the specified requirements is fairly
stated, in all material respects. An examination involves
performing procedures to obtain evidence about whether
managements assertion is fairly stated in all materials
respects. The nature, timing, and extent of the procedures
selected depend on our judgement, including an assessment
of the risks of material misstatement of managements
assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to
provide a reasonable basis for our opinion.
Included among our procedures were the following tests
performed as of August 31, 2019, and with respect to
agreement of security purchases and sales, for the period
from August 30, 2019, (the date of the Funds
commencement of operations) through August 31, 2019:
1.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees, if any;
2.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

3.	Reconciliation of the Funds securities per the books and
records of the Funds to those of the Custodian;
4.	Agreement of pending purchase and sale activity for the
Funds as of August 31, 2019, if any, to documentation of corresponding subsequent bank statements;

5.	Agreement of all purchases or sales, if fewer than five
occurred since the date of commencement of operations of the fund, from the books and records of the Fund to corresponding bank statements;

6.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report (SOC 1 Report) for the period July 1, 2018 to June 30, 2019 and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.
In our opinion, managements assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2019, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Directors of BNY Mellon
Alcentra Global Multi-Strategy Credit Fund, Inc., and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

      /s/ KPMG LLP
New York, New York
January 21, 2020

January 21, 2020
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of BNY Mellon Alcentra
Global Multi-Strategy Credit Fund, Inc. (the Fund), the sole series of BNY Mellon Alcentra Global Multi-Strategy
Credit Fund, Inc. is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management
Investment Companies of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2019 and for the period from August 30, 2019 (the date of the Funds commencement of operations) through August 31, 2019.

Based on the evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2019, and for the period from August 30, 2019 (the date of the Funds commencement of operations), through August 31, 2019 with respect to securities reflected in the investment accounts of the Fund.

BNY Mellon Alcentra Global Multi-Strategy Credit Fund,
Inc.

Jim Windels
Treasurer


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